United States securities and exchange commission logo





                              November 3, 2023

       Anna Paglia
       Chief Executive Officer
       Invesco Galaxy Bitcoin ETF
       c/o Invesco Capital Management LLC
       3500 Lacey Road, Suite 700
       Downers Grove, IL 60515

                                                        Re: Invesco Galaxy
Bitcoin ETF
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed October 13,
2023
                                                            File No. 333-255175

       Dear Anna Paglia:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       General

   1. Please provide us with any fact sheets that you intend on distributing for our review. We may have comments on
these materials.
   2. Please file the following as exhibits to the registration statement, or tell us why you are not required to do so:
                                                            The agreement with
the Execution Agent;
                                                            The agreement with
the Benchmark Provider; and
                                                            The filing fee
table.
                                                        Refer to Item
601(b)(10) and (107) of Regulation S-K. In particular, we refer you to Item
                                                        601(b)(10)(i)(B) which
requires you to file material contracts in which you have a
                                                        beneficial interest.
 Anna Paglia
Invesco Galaxy Bitcoin ETF
November 3, 2023
Page 2
Cover Page

3. Please revise your disclosure here to identify the initial Authorized Participant as an underwriter, and disclose the initial price per Share.
Prospectus Summary
Overview of the Trust, page 1

4. We note that "the Trust does not intend to purchase or sell bitcoin directly, except that the
         Trust expects to sell bitcoin to pay certain expenses." Please describe the AML, KYC and any other procedures conducted by the Trust and Sponsor to determine, among other things, whether the counterparty in any transaction is not a sanctioned entity. To the extent that the Trust, Sponsor, Authorized Participant or Bitcoin Custodian may not know the counterparty, please add risk factor disclosure regarding the potential risk of transactions with a sanctioned entity and the impact if such a transaction occurs. Risk Factors
Adoption Risk
If the award of new bitcoin for solving blocks and transaction fees for recording transactions are not sufficiently high, page 14

5. Please expand this risk factor to address the reasons why bitcoin mining may implicate different risks than other crypto asset mining such as the differences in proof-of-work and proof-of-stake, and revise to discuss in greater detail the regulations that states have passed or are currently considering that impact crypto asset mining. Risks Related to the Markets and Service Ecosystems for Bitcoin, page 28

6. Please add a separately captioned risk factor discussing the regulatory and reputational risks attendant to bitcoin being used in the furtherance of criminal activity.
The venues through which bitcoin trades are relatively new, page 28

7. Please revise to divide this risk factor into separate risk factors with headings or sub-
         headings that describe the specific risk highlighted. In this regard, we note, for example, that this risk factor currently addresses the different regulatory requirements for bitcoin trading venues, the risks of fraud and security breaches at bitcoin exchanges, and the lack of certain safeguards at many bitcoin trading venues. In addition, please add separate risk factors that highlight the risks related to manipulation, front-running and wash trading.
Failure of funds that hold bitcoin, page 29
FirstName LastNameAnna Paglia
8. Please reconcile your statement here that "the Shares will not be listed for trading on any
Comapany    NameInvesco
       securities           Galaxy
                   exchanges"  withBitcoin ETF
                                    your disclosures elsewhere that the Trust's
Shares are expected
       to be3,listed
November        2023for trading
                     Page  2    on Cboe BZX.
FirstName LastName
 Anna Paglia
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Invesco Galaxy Bitcoin ETFPaglia
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The NAV may not always correspond to the market price of the Shares, page 34

9. We note your disclosure that the NAV of the Trust may not always correspond to the market price of its Shares. Please expand to discuss whether or not slippage is more pronounced in the trading of crypto assets as compared to other asset classes and bitcoin as compared to other crypto assets, how the amount of slippage is calculated and if it can constitute a material percentage, and whether or not you take any steps to limit its impact.
Shareholders may be adversely affected by creation or redemption orders that are subject to postponement, page 36

10. Please expand this risk factor to describe what is deemed as an "emergency" such that the fulfillment of a purchase order or the redemption distribution is not reasonably practicable, and disclose the factors the Sponsor will consider to determine whether the suspension of creation and redemptions or the postponement of settlement dates are necessary for the protection of the Trust's Shareholders.
The Sponsor and its affiliates are subject to conflicts of interest, page 37

11. We note your response to comment 6 and re-issue in part. Please revise to disclose:
             All existing conflicts of interest between your Sponsor and its affiliates and the Trust;
             Whether the Sponsor or any insiders have bitcoin or bitcoin-related exposure that could create conflicts of interest; and
             Any code of conduct or other requirements for pre-clearance of bitcoin-related transactions that apply to your employees, the Sponsor, or any of its affiliates.
Risks Related to the Benchmark
Right to change Benchmark, page 39

12. We note that "[t]he Sponsor, in its sole discretion, may cause the Trust to track (or price its portfolio based upon) an index or standard other than the Benchmark at any time, with prior notice to the Shareholders, if investment conditions change or the Sponsor believes
         that another index or standard better aligns with the Trust   s
investment objective and
         strategy." In the "Calculation of NAV" section or elsewhere, please revise to disclose the criteria the Sponsor will use to determine whether another index or standard better aligns with the Trust's investment objective and strategy, and how and when the Sponsor will notify Shareholders.
The Bitcoin Market
Forks and Air Drops, page 45

13. We note the Sponsor's discretion with respect to any fork, airdrop or similar events to determine what action the Trust will take, and which network it believes is generally accepted as the Bitcoin network and should be considered the appropriate network and the associated asset as bitcoin for the Trust's purposes. We also note the factors the Sponsor
 Anna Paglia
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         expects to take into consideration in evaluating each fork, airdrop or similar occurrence. Please revise to clarify whether you currently have criteria for determining whether to support the inclusion of forked assets, and, if so, please describe the criteria, including how you determine whether a fork is material, and describe the situations in which the Bitcoin Custodian may not agree to provide the Trust with access to the new asset. If you do not yet have criteria for determining whether to accept a forked assets, so state. Please also disclose how you will inform investors of any changes to the Trust's policy with respect to forks and airdrops.
14. Please reconcile your disclosure in this section regarding the Sponsor's discretion with the disclosure on page 16 which states "[i]n the event of a hard fork of the Bitcoin network, the Bitcoin Custodian will determine, in good faith, which peer-to-peer network, among a group of incompatible forks of the Bitcoin network, is generally accepted as the Bitcoin network and should therefore be considered the appropriate network for
the Trust   s
         purposes."
15. Please revise to provide an example of the impact that hard forks have had on crypto assets, including quantitative information regarding the price of the impacted crypto asset immediately before and after the fork.
The Trust
Overview of the Trust, page 49

16. We note your disclosure here and on the cover page and page 1 that barring extraordinary circumstances, the Trust does not intend to purchase or sell bitcoin directly, except that the Trust expects to sell bitcoin to pay certain expenses. Please revise to clarify what you mean by "extraordinary circumstances" by providing examples of such circumstances.
Description of Lukka Prime, page 50

17. We note your response to comment 8 and re-issue in part. Please enhance your disclosure to address the following:
             Include a table with market share and volume information for each Benchmark
              Pricing Source. Your revised disclosure should illustrate each exchange's proportionate representation of the global bitcoin market, and include a brief description of each of the Benchmark Pricing Sources, including where they are licensed or regulated, and a discussion on the price differentials and trading volumes across the exchanges;
             Update the list of exchanges that make up the Benchmark Pricing Sources to the most recent practicable date;
             Disclose here, if true, that the Sponsor may, in its sole discretion, change either the
              Benchmark or Benchmark Provider without Shareholder approval;
             Disclose how the Sponsor will notify investors of any material adjustments to the
              Benchmark such as a change in methodology or a change in Benchmark Pricing
              Sources, or the Sponsor's decision to change the Benchmark or the Benchmark
 Anna Paglia
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              Provider; and
                Describe the material terms of the agreement with the Benchmark Provider.
18. Please disclose the extent to which any bitcoin exchanges have previously been removed from the Benchmark by the Benchmark Provider and the reasons thereof.
19. Please disclose the date that the Benchmark was launched here and in the risk factor disclosure on page 38. In addition, to the extent material to understanding the performance of the Benchmark, please include a chart comparing the historical Benchmark to the prices on the each of the Benchmark Pricing Sources included in the Benchmark.
20. We note your disclosure here that "[t]he Benchmark Provider periodically reassesses the exchanges eligible to be considered Benchmark Pricing Sources, and makes adjustments as needed." Please revise to describe in greater detail the adjustments that may be made to the Benchmark and the impact that such adjustments could have on the NAV of the Trust.
21. Please revise to describe the Benchmark Provider's oversight procedures to ensure the integrity of the Benchmark. If there is no such oversight procedure, so state.
22. For Step 1, describe how each of the characteristics (oversight, microstructure and technology) is evaluated and weighted in order to arrive at the Base Exchange Score.
The Trust's Expenses, page 51

23. We note your disclosure that the Sponsor Fee will be calculated by the Administrator
         "based on the quantity of bitcoin held by the Trust." Please revise to clarify how the
         Administrator makes such calculation. In addition, please disclose whether the Trust is responsible for paying any costs associated with the transfer of bitcoin to the Sponsor or the sale of the bitcoin or if these expenses are included in the Sponsor Fee.
24.      We note your disclosure that the Sponsor has agreed to pay all of the
Trust   s ordinary
         expenses out of the Sponsor   s unified fee, and the Trust may incur
certain extraordinary
         expenses that are not contractually assumed by the Sponsor. Please revise to clarify whether any of the Trust's expenses payable by the Sponsor from the Sponsor Fee are capped.
Calculation of NAV, page 51

25. We note your response to prior comment 9 and your disclosure on page 51 related to the calculation of NAV. Based on your disclosure, it appears the Benchmark Provider will establish a principal market for bitcoin, and you will use the price on that market to determine the value of bitcoin held by the Trust. Further, it appears from your disclosure on pages 3 and 50 that you have determined the process utilized by the Benchmark
         Provider to provide a fair market value for bitcoin aligns with U.S. GAAP. Please explain to us in greater detail how your fair value measurement methodology, and determination of principal market, is consistent with the guidance in ASC Topic 820-10. Please address the following in your response:
 Anna Paglia
Invesco Galaxy Bitcoin ETF
November 3, 2023
Page 6
                Clarify how you considered the guidance in ASC Topic 820-10-35-6A which states the principal market shall be considered from the perspective of the reporting entity;
                Tell us if you or your Authorized Participant plan to transact in any, or all, of the specific exchanges listed on pages 3 and 50 of the amendment that are used by the
              Benchmark Provider;
                Tell us if you or your Authorized Participant plan to transact in multiple markets and the types of markets in which you expect to transact; in that regard, we note that ASC
              820-10-35-36A includes definitions of four types of markets (e.g. brokered market, dealer market, exchange market, and principal to principal market); and
                Explain how you considered the guidance in ASC 820-10-35-5A that indicates the principal market is presumed to be the market in which the entity would normally transact.
26. We note your response to prior comment 9 and the related revisions to your disclosure. In your disclosure on page 52 you describe actions the Sponsor's Valuation Team may take if unusual pricing is detected. Please tell us whether you expect these actions (such as the use of an alternative benchmark) to be part of your determination of fair value for financial statement purposes in accordance with U.S. GAAP.
27. Please disclose what policies or procedures you have in place if the Benchmark becomes unavailable or if the Sponsor or Administrator determines that the Benchmark does not reflect an accurate bitcoin price.
28.      You state that the "pause between 4:00 p.m. EST and 5:30 p.m. EST (or later)
         provides the Sponsor   s Valuation Team an opportunity to
algorithmically detect, flag,
         investigate, and address unusual pricing should it occur." Please revise to clarify who is responsible for monitoring for unusual pricing, who can correct the price, and how any such correction would impact the Benchmark and/or NAV. In that regard, please provide a definition for "Sponsor's Valuation Team" and describe what tools the team has to detect unusual pricing.
Intraday Indicative Value, page 52

29. Please clarify how the intraday indicative value is calculated throughout the day. In this regard, we note your disclosure that IIV is calculated "by using the prior day's closing
       NAV as a base and updating that value throughout the trading day to reflect changes in the most recently reported price of bitcoin as reported by the Benchmark Provider or another
FirstName LastNameAnna Paglia
       reporting service." Please clarify how the Benchmark Provider calculates and reports the
Comapany    NameInvesco
       bitcoin             GalaxytheBitcoin
               price throughout      day andETF
                                              under what circumstances the
price would be derived
       from3,another
November              reporting
              2023 Page   6     service.
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Additional Information About the Trust
Dissolution of the Trust, page 54

30. Please clarify whether Shareholders will be entitled to cash or bitcoins upon the termination of the Trust. In addition, if Shareholders will be entitled to cash, please explain how the Trust's bitcoins will be sold in connection with the termination of the
         Trust.
The Trust's Service Providers
The Sponsor, page 56

31. Please discuss here the Sponsor's relative experience sponsoring exchange traded funds and specifically its experience related to crypto asset markets. Please also add a risk factor describing any risks arising from the Sponsor's level of experience in the crypto asset markets.
The Execution Agent, page 57

32. Please describe the process in which the Execution Agent sells bitcoin on behalf of the
         Trust, including how the bitcoin is transferred from the Bitcoin Custodian to the
         Execution Agent and then sold for U.S. dollars and who is responsible for any transaction fees.
Custody of the Trust's Assets, page 57

33. We note your response to comment 10 and re-issue in part. Please revise to provide a materially complete discussion of:
             The Bitcoin Custodian's personnel and system to access private key information, and whitelisting procedures;
             Any entity that will be responsible and process for verifying the existence of the bitcoins;
             The procedures for moving the Trust's assets out of cold storage in connection with redemptions and the payment of the Trust's expenses;
             The procedures for moving bitcoin into cold storage in connection with creations; and
             The insurance coverage of the Custodian and the degree to which the insurance policy protects the Trust's assets held by the Custodian.
         We note that you have provided a summary of your custody procedures, but you should discuss your custody procedures in greater detail here.
34. We note that the Bitcoin Custodian will keep a substantial portion of the private keys
         associated with the Trust   s bitcoin in cold storage, with any
remainder of the Vault
         Balance held as a Hot Vault Balance. Please disclose how the Bitcoin Custodian will determine what portion of the Trust's bitcoin will be held in cold storage. Please also revise to describe what you mean by "similarly secure technology." Anna Paglia
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35. We note that the Bitcoin Custodian receives bitcoin from and transfers bitcoin to
         Authorized Participants in connection with creations and redemptions. Please disclose how and when the Bitcoin Custodian transfers the bitcoin for such purposes, including whether and when it moves bitcoin to a hot wallet and when it transfers the bitcoin it receives from Authorized Participants to cold storage.
36. We note that "[t]he Bitcoin Custodian has also agreed in the Custody Agreement that it will not, directly or indirectly, lend, pledge, hypothecate or rehypothecate any of the
         Trust   s bitcoin, and that the Trust   s bitcoin assets are not
treated as general assets of the
         Bitcoin Custodian but are instead considered custodial assets that
remain the Trust   s
         property." Please revise to confirm, if true, that the Trust's assets will never be loaned, pledged or hypothecated by the Trust, Sponsor, Bitcoin Custodian, or otherwise.
37.      You state that the Bitcoin Custodian   s aggregate liability in
respect of each cold storage
         address shall not exceed $100 million. Please revise to disclose whether or not your agreement with the Bitcoin Custodial limits the size of each storage address to $100 million.
38. You disclose here that Coinbase may provide prime broker services, including bitcoin trade execution, from time to time as requested by the Sponsor, through Connected
         Trading Venues. Please identify the Connected Trading Venues. Please also reconcile this with the disclosure elsewhere that you have entered into an agreement with the Execution
         Agent to sell bitcoin through Connected Trading Venues. In addition, please disclose any risks or conflicts of interest that may exist in connection with how Coinbase or the
         Execution Agent arranges for the sale of the Trust's bitcoin.
Plan of Distribution
Authorized Participants, page 60

39. Please identify by name all of the Authorized Participants with which you have an agreement at the time of effectiveness of the registration statement. Selling Shareholders, page 61

40. Please identify the seed investors that are known at the time of effectiveness of the registration statement.
Creation and Redemption of Shares, page 62

41. We note your response to comment 11 and re-issue in part. Please revise to disclose:
             Whether your Authorized Participants will be required to maintain an account with your Bitcoin Custodian;
             The specifics of how an Authorized Participant will "facilitate the deposit of bitcoin with the Bitcoin Custodian," including the various steps necessary to transfer the bitcoin to its ultimate storage location;
             Whether and how the Authorized Participants are able to participate directly in the
 Anna Paglia
Invesco Galaxy Bitcoin ETF
November 3, 2023
Page 9
              acquisition, transfer or receipt of bitcoin;
                Why and under what circumstances the Authorized Participants will utilize agents to transfer the bitcoin to the Bitcoin Custodian; and
                Whether and to what extent transactions between the Authorized Participants and the
              Bitcoin Custodian will be settled on-chain or off-chain, and any risks associated with the settlement process.
Determination of Required Deposits, page 63

42. Please revise to disclose how the quantity of bitcoin required to create the initial Creation
         Basket is determined.
Suspension or Rejection of Redemption Orders, page 65

43. Please revise to disclose whether and how you will notify Shareholders if the Trust has suspended creations and redemptions, and describe the potential impact of suspending creations and redemptions.
Voting by Shareholders; Management, page 71

44.      Please revise your disclosure to include the information required by
Item 202 of
         Regulation S-K, including the liquidation rights of the Shareholders. Please disclose in the prospectus summary section the extent to which Shareholders do not have voting rights.
Governing Law; Consent to Delaware Jurisdiction, page 74

45. We note your disclosure that each Shareholder consents to the exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in Delaware. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange
       Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act,
FirstName LastNameAnna Paglia
       please also ensure that the exclusive forum provision in the governing documents states
Comapany    NameInvesco
       this clearly, or tell Galaxy  Bitcoin
                             us how you  willETF
                                              inform investors in future
filings that the provision
       does  not apply
November 3, 2023 Page 9 to any actions arising under the Securities Act or Exchange Act.
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       Please contact David Irving at 202-551-3321 or Robert Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Justin Dobbie at 202-551-3469 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets
cc:      Paulita Pike